Exhibit 99.56

Webinar - Dr Erika Spaeth to interview A/Prof Charles Siles

on risk assessment tests for serious disease

Genetic Technologies (ASX:GTG, NASDAQ:GENE), a global leader in guideline driven Genomics based tests in health, wellness and serious disease will be hosting an interview between Dr Erika Spaeth (PhD Director of Clinical & Scientific Affairs and GTG in the US) and Adjunct Professor Charles Siles Health (Executive Director and founder of Siles Health).

A/Prof. Charles Siles, Obstetrician and Gynaecologist operates nine (9) clinics across Victoria. A/Prof. Siles’ clinics specialise in obstetrics and gynaecology delivering a comprehensive range of personalised healthcare from screening to treatment for women. Medical Specialist at Royal Australian and New Zealand College of Obstetricians and Gynaecologists RANZCOG

The discussion will focus on geneType testing from a clinician’s perspective, the unmet need and the importance of screening to identify those patients at risk of serious disease before onset and putting patients on the correct preventative pathway.

Erika and Charles will primarily discuss Breast and Ovarian Cancer risk-assessment testing to determine supplemental screening and risk reduction interventions.

Participants will have the opportunity to ask questions via an online facility.

Webinar Details:

Date: Thursday, November 17 (Wednesday November 16, New York)

Time: 9:30 AEDT (5:30pm New York EDT)

To register, please click the link below:

https://us02web.zoom.us/webinar/register/WN_efAPRYQNTs28xDH513gWBQ

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Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) was founded in 1989. A global leader in guideline driven genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. In addition to our patented GeneType polygenic based risk tests, our portfolio includes pharmacogenomics, Non-Invasive Prenatal Testing (NIPT), carrier screen testing, oncogenetic diseases, and pet care.

GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s patented Polygenic Risk Scores (PRS) platform is a proprietary risk stratification tool developed over the past decade integrating clinical and genetic risk delivering actionable outcomes for physicians and individuals. Sporadic disease occurs in people with no family history of that disease and with no inherited change in their DNA making the risk difficult to predict with traditional methods.

Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. The recent introduction of geneType Multi-Risk test risk assessments in one test covering breast cancer, colorectal cancer, prostate cancer, ovarian cancer, coronary artery disease and Type-2 diabetes, first in class test can predict a person’s risk in up to 70% of annual mortalities and morbidities before onset. These tests along with integration of recently acquired DNA based products underpin a broad and complementary portfolio of genomic based tests creating a significant competitive advantage.

For more information, please visit www.genetype.com

About Siles Health

The four core areas where Siles Health offers the highest levels of patient care are Service, Research, People and Location. They take client service seriously with exceptionally trained staff to address the most complex situations. Our clients and the referring doctors feel confident their patients are receiving the best treatment available. Siles Health is at the forefront on advancements Research, treatment, and scanning techniques with the most cutting-edge technology. Encouraging clinical research to keep abreast of changes in best practice by contributing and monitoring with our associates nationally and internationally. Our People are experts at looking after clients and referring doctors with the right technical know-how, attitude and an understanding serving exceptional screening services across Melbourne and regional Victoria supported by a national counselling program. For more information, please visit https://www.sileshealth.com.au

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000